

05036489

SECU~~RITIES AND EXCHANGE~~ MISSION

Washington, D.C. 20549

OMB APPROVAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 27591

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2004__ AND ENDING __DECEMBER 31, 2004__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ASTOR SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 East 79th Street

(No. and Street)

New York, New York   10021

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert E. Barrette   212-628-4946

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney D. Wexler

(Name — if individual, state last, first, middle name)

10 East 40th Street   New York, New York   10016

(Address)   (City)   (State)   Zip Code)

PROCESSED

MAR 02 2005

THOMSON
FINANCIAL

RECEIVED

FEB 16 2005

202

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Albert E. Barrette_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Astor Securities, Inc._____, as of __December 31, 2004_____, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

_____
Signature

__President_____
Title

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASTOR SECURITIES, INC.
229 East 79th Street, Suite 4
New York, New York 10021
212-628-4946

February 10, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir:

Pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule) and Rule 8210
it is noted that there are no material inadequacies found to exist in the financial statements of
Astor Securities, Inc. for the calendar year 2004.

If you have any question, please contact the undersigned at 212-686-4300

Sincerely,

Albert E. Barrette
AB/bb
Enclosure



SIDNEY D. WEXLER

CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA

LARRY GREENSTEIN, CPA

212/886-4300

February 10, 2005

Board of Directors
Astor Securities, Inc.
229 East 79th Street
New York, New York 10021

Pursuant to Rule 17-a-5(j) I have examined the books and records of Astor Securities, Inc. as of December 31, 2004 and have found no material inadequacies in its accounting system or internal accounting controls.

As Astor Securities, Inc. does not engage in securities, no procedures have been established in connection with this.

Sidney D. Wexler
Certified Public Accountant

pgm\astordsn.ltr

SIDNEY D. WEXLER

CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA

212/686-4300

LARRY GREENSTEIN, CPA

February 10, 2005

Board of Directors
Astor Securities, Inc.
229 East 79th Street
New York, New York 10021

I have examined the general assessment paid by Astor Securities,
Inc. for the twelve months ended December 31, 2004.

In my opinion, the aforementioned Schedule of Assessment statement
was determined fairly in accordance with applicable instructions
and forms.

SIDNEY D. WEXLER
Certified Public Accountant

pgm\astor.ltr

ASTOR SECURITIES, INC.
SCHEDULE OF ASSESSMENT
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31, 2004

Dividend Income	$	30
Interest Income	$	240
Bank Charges Refunded	$	115
TOTAL INCOME	$	385
Less: Bank Charges Refunded	$	(115)
Net Investment Income	$	270
General Assessment Rate		x.0025
TOTAL ASSESSMENT	$	1
MINIMUM ASSESSMENT	$	660

SCHEDULE OF PAYMENTS

Date Paid	Amount
July 1, 2004	$ 660

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

****

ASTOR SECURITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2003

****

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

AUDITED FINANCIAL STATEMENTS

pgm\astor.fin

SIDNEY D. WEXLER

CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA

LARRY GREENSTEIN, CPA

212/686-4300

AUDITOR'S REPORT

Board of Directors
Astor Securities, Inc.
229 East 79th Street
New York, New York 10021

I have audited the accompanying Balance Sheet of Astor Securities, Inc. as of December 31, 2003, and the related Statements of Income, Retained Earnings, and Cash Flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Astor Securities, Inc. as at December 31, 2003, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principals.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by section 1.17 of the regulations under the Commodity

3

Board of Directors
Astor Securities, Inc.
Page -2-

Exchange Act. Such information has been subjected to the auditing
procedures applied in the examination of the basic financial
statements, and, in my opinion, is fairly stated in all material
respects in relation to the basic financial statements taken as a
whole.

SIDNEY D. WEXLER
Certified Public Accountant

New York, New York
February 23, 2004

3a

SIDNEY D. WEXLER

CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA

212/686-4300

LARRY GREENSTEIN, CPA

Board of Directors
Astor Securities, Inc.
229 East 79th Street
New York, New York 10021

I have examined the financial statements of Astor Securites, Inc. as of December 31, 2003 and have issued my report thereon dated February 23, 2004. As part of my examination I have made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and regulation 1.16(d) of the Commodity Futures Trading Commission. This study and evaluation included a review of the procedures for safeguarding customer and firm assets. In addition, I reviewed the practices and procedures followed by the company in making computations of the minimum financial requirements pursuant to the regulations of 1.17.

Regulation 1.16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted standards and regulation 1.16(d) the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

Board of Directors
Astor Securites,Inc.
Page -2-

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance that the cost of a system should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management. However, for the purpose of this report under regulation 1.16(d), for the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the benefit of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregations of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ending December 31, 2003, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all the weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believed to be material.

_____
SIDNEY D. WEXLER, C.P.A.

New York, New York
February 23, 2004

5

ASTOR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:

Cash in JP Morgan Chase Bank	$	510
Cash in JP Morgan Funds	$	16,148
Certificate of Deposit - JP Morgan Chase Bank	$	15,000
TOTAL CURRENT ASSETS	$	31,658

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY:

Common Stock No Par Value		
Authorized 1,000 shares		
Issued and Outstanding 100 Shares	$	11,600
Additional Paid in Capital	$	21,824
Retained Earnings (Deficit)	$	(1,766)
STOCKHOLDER'S EQUITY	$	31,658
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	31,658

See Notes to Financial Statements

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

Dividend Income	$	106
Interest Income	$	166
TOTAL INCOME	$	272

OPERATING EXPENSES

Bank Charges	$	289
Bond Expense	$	380
License and Regulatory Fees	$	5,126
Professional Fees	$	2,025
TOTAL OPERATING EXPENSES	$	7,820
Net Income (Loss)	$	(7,548)
Retained Earnings - January 1, 2003	$	5,782
Retained Earnings (Deficit)- December 31, 2003	$	(1,766)

See Notes to Financial Statements

7

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

ASTOR SECURITIES, INC.
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2003

Cash - January 1, 2003	$	32,214
Add: Income	$	272
Additional Paid in Capital	$	6,992
Less: Expenditures	$	(7,820)
Cash- December 31, 2003	$	31,658

See Notes to Financial Statements

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

ASTOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1

Astor Securities, Inc. was incorporated under the laws of New York State on February 11, 1982, for the purpose of conducting business as a clearing house.

NOTE 2

The company has elected to be treated as a Subchapter "S" corporation for Federal and New York State tax purposes. All income and losses will be taxed to the stockholder individually. New York City does not recognize the Subchapter "S" corporation and therefore, the corporation is liable for any taxes which may be due.

NOTE 3

The loss of any future earnings from Albert E. Barrette Associates, Inc. would have a significant impact on this Corporation. Management has no knowledge or any reason to believe that this relationship will not continue.

NOTE 4

With the exception of Registration and SIPC Fees, Albert E. Barrette Associates, Inc. pays for the expenses of Astor Securities, Inc.

NOTE 5

The Company is subject to the net capital provisions of the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires maintenance of minimum net capital. At December 31, 2003 the Company had net capital of $31,279 which was $26,279 in excess of its required net capital of $5,000.

9

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

ASTOR SECURITIES, INC.
SCHEDULE OF ASSESSMENT
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31, 2003

Dividend Income	$	106
Interest Income	$	168
TOTAL INCOME	$	274
Net Investment Income	$	274
General Assessment Rate		x.0025
TOTAL ASSESSMENT	$	1
MINIMUM ASSESSMENT	$	640

SCHEDULE OF PAYMENTS

Date Paid	Amount
May 1, 2003	$ 640

THIS SCHEDULE WAS DETERMINED FAIRLY IN ACCORDANCE WITH
APPLICABLE INSTRUCTIONS AND FORMS.

See Notes to Financial Statements

10

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

Stockholder's Equity - January 1, 2003	$	32,214
Net Income (Loss)	$	(7,548)
Additional Paid in Capital	$	6,992
Stockholder's Equity - December 31, 2003	$	31,658

See Notes to Financial Statements

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

**Total Ownership Equity From Statement
of Financial Condition** $ 31,658

Net Capital before Haircuts on Securities
Positions $ 31,658

Haircuts on Securities:

Other Securities $ (379)

NET CAPITAL $ 31,279

THERE EXISTED NO MATERIAL DIFFERENCES BETWEEN ASTOR SECURITIES,
INC.'S COMPUTATION OF NET CAPITAL ON UNAUDITED PART 11A
AND MY COMPUTATION.

See Notes to Financial Statements

12

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT